Exhibit 12.1

 Computation of Ratios of Earnings to Fixed Charges

The following table sets forth certain information regarding our consolidated ratio of earnings to fixed charges for the five-year period ended December 31, 2013.

	Year Ending December 31,
	2013	2012	2011	2010	2009
(In thousands, except ratio data)
Income before taxes and noncontrolling interests	$183,551	$117,316	$110,442	$109,341	$87,903
Fixed charges	10,537	15,940	15,038	12,047	13,356
Adjusted earnings	194,088	133,256	125,480	121,388	101,259

Interest expense	10,511	15,899	14,997	11,984	13,290
Interest portion of operating leases	33	41	41	63	66
Fixed charges	$10,544	$15,940	$15,038	$12,047	$13,356

Ratio of earnings to fixed charges (a)	18.4	8.4	8.3	10.1	7.6

(a)	These ratios were calculated by dividing the sum of fixed charges into the sum of earnings before taxes and noncontrolling interest and fixed charges. Fixed charges for these purposes consist of all interest expense and the approximate portion of rental expense representing interest.